UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010



August 8, 2005

Via facsimile and U.S. Mail

Mr. Steven A. Manz
Chief Financial Officer
Hercules Offshore, Inc.
2929 Briarpark Drive, Suite 435
Houston, Texas  77042

Re:  	Hercules Offshore, Inc.
      Registration Statement on Form S-1
      Filed July 8, 2005
      File No. 333-126457

Dear Mr. Manz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General
1. Separately list the preferred stock purchase rights in the fee table, and retain an explanatory footnote.
2. The only name that appears on the prospectus cover page is Hercules Offshore, Inc. Revise it to include both names that appear on the registration statement cover page, along with the explanatory text that appears there.
3. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.
4. The staff will require time to review the omitted exhibits, once you file them. In addition to the omitted legality opinion, for example, we would expect you to file the final versions of the charter and bylaws. In that regard, you suggest at page 67 that the description you provide there is "subject to the complete text," for which purposes a "form of" document will not suffice. We may have additional comments.
5. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Include a price range and current information regarding, among other things, the status of your NASDAQ application, your response plan referenced at page 53, the amount and percentage of shares to be offered by your selling shareholders, the identify of your independent directors and composition of your committees, etc. Similarly, disclose when the option relating to the Odin Spirit expires, and indicate what your current intentions are in that regard. Also provide updated Capitalization table information. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.
6. Provide us with a copy of any graphic materials or artwork you propose to include in your prospectus so that we may review and comment upon them.
7. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.
8. Please insert bold vertical lines to separate audited information from unaudited information wherever financial statements or charts are presented.


Consent
9. Provide updated consents from your independent accountants in the next amendment.
Table of Contents, page i
10. You are responsible for providing current, accurate and complete information. In that regard, the statement that appears in the fourth sentence on page i is inappropriate. Eliminate all similar statements, including the third and fifth sentences on page ii. Instead make clear that you have provided disclosure that is reliable, current, accurate, and complete.
11. Relocate your information regarding the Dealer Prospectus Delivery Obligation to the outside back cover page of the prospectus, as required by Item 502 of Regulation S-K.

Prospectus Summary, page 1
12. Avoid repeating disclosure many times throughout your prospectus.
For example, various attributes of your business appear at least three times. Instead, abridge this section to provide a brief overview of the key aspects of the company and the offering. Also provide balanced disclosure that identifies corresponding weaknesses and risks. Finally, ensure that your disclosure is precise. For example, at pages 5 and 13, it appears that the eighth rig to which you refer on page 1 has not worked for six years. But on page 1, you suggest that you "operate" a fleet of eight rigs.

Our Company, page 1
13. Provide objective, supplemental support for the following statements, and all similar assertions:

* Your status as "a leading provider of shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico" (page 1);
* "we have the fourth-largest fleet of jackup rigs" (page 1);
* "Our Rig 21 and Rig 22 are the only jackup rigs in the U.S. Gulf of
Mexico with square mats, which allow these rigs to approach a platform from all four sides" (pages 3-4); and
* "We operate the largest fleet of liftboats in the U.S. Gulf of Mexico with leg lengths greater than 100 feet" (page 4).
14. Define in context the term "workover activity" because the reader may be unfamiliar with the term.

Our Industry and Recent Trends, page 2

15. Revise your disclosure in the subsection entitled "Increasing
Capital Budgets of Oil and Natural Gas Producers" to explain how it benefits your company and its operations.

Summary of Consolidated Financial Data, page 9
16. Please modify your chart so that Balance Sheet Data is presented before Other Financial Data.

Risk Factors, page 11
17. Revise your captions and ensuing text to identify concisely the specific and immediate effects on your operations or your company and the potential harm to investors. For example, refer to the first caption on page 12. Similarly, rather than including language like
"there can be no assurance that" or "we cannot assure you," revise to state the risk plainly and directly.
18. Eliminate the suggestion in the introductory paragraph that you do not include all material risks in this section. At the same time, remove risk factors that apply to all public companies, such as the first risk factor on page 16.

The limited historical financial information provided in this prospectus..., page 18
19. The disclosure included in this risk factor discussion is more informational in nature. As such, remove it from the risk factors section. If you choose to retain the information, you may include it elsewhere in the registration statement.

Use of Proceeds, page 23
20. We note your disclosure that you "intend to use the net proceeds
[you] receive from this offering to repay" debt. As such, provide the information required by Instruction 4 of Item 504 of Regulation
S-K. Also provide more detailed disclosure regarding the application of the proceeds, including the "additional amount" and "significant amount" to which you refer at page 5 regarding the Odin Spirit.


Selected Consolidated Financial Data, page 27
21. Please modify your chart to comply with comments issued on other sections of your filing, as appropriate.

Management`s Discussion and Analysis of Financial Condition, page
28

Industry Background and Trends, page 29
22. Please disclose with greater clarity why your utilization rates presented in this chart differ from those presented on page 10, clarifying in the header of the chart that the rates here are presented on a pro forma basis as to acquisitions.

Acquisition from Parker Drilling and Assumption of Management of
Rig
30, page 31

23. Quantify the amount received in the sale of the three platform rigs.

Three-month Period Ended March 31, 2005 versus the Five-Month
Period
Ended December 31, 2004, page 35
24. Please explain to us why you believe the comparison of these two periods provides meaningful information to potential investors.
25. Please provide a discussion here indicating again the number of rigs owned at the beginning of the periods presented and acquired during the periods, including the approximate dates of acquisitions.
Discuss the dayrates obtained before and following each acquisition.
Also add a discussion of the seasonality of your business and whether you would expect dayrates and utilizations attained during the periods presented would be similar to those that can be expected to be attained during other months of a calendar year, all other factors being equal.
26. For each period discussed, disclose the amount included in revenues that represents reimbursement by your customers for expenses incurred by you, if material.
27. Please disclose the amount amortized for regulatory inspections and related drydockings in the five-month period ended December 31,
2004, if material.

Liquidity and Financing Arrangements, page 38

28. Expand to state whether such amounts will be adequate to fund your operations for at least the next 12 months.

Debt, page 39

29. Disclose whether you are currently in compliance with all of the covenants under your credit facilities, including the required financial ratios.

Contractual Obligations, page 41
30. Please add management compensation obligations to your chart.

Business, page 47

31. Disclose in necessary detail your business structure. We notice the reference to various subsidiaries at pages 56 to 57, for example.

Regulation, page 52

32. Disclose whether you are currently in compliance with each of the environmental regulations to which you are subject.

33. Revise your discussion of CERCLA to explain that prior owners and operators are also subject to potential liability.

Management, page 55

34. Identify the principal business conducted by each employer in the five year period. Examples include Lime Rock, Global Industries, Greenhill Capital Partners and SG Capital Partners. Eliminate gaps with regard to time or positions held during the five year period. Examples include the sketches you provide for Messrs. Manz, Rodney and Bates.

Audit Committee, page 59
35. Add disclosures regarding an audit committee financial expert. Refer to Regulation S-K, Item 401(h).

Certain Relationships and Related Party Transactions, page 64

36. Make clear that none of the listed transactions was on terms as favorable to you as could have been obtained from unaffiliated third parties, if true. Also make clear that going forward there is no mechanism in place to protect you from affiliated transactions on unfavorable terms, or explain any such protection. We note the related risk factor disclosure at page 18.

Selling Stockholders, page 66
37. Identify in the table the natural person(s) with beneficial ownership in each case.

38. Advise whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If any selling stockholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, name them as underwriters. With respect to any affiliate of a registered broker dealer, expand the disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.
We may have additional comments.
Shares Eligible for Future Sale, page 74
39. If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination.

Underwriting, page 75
40. Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No.
33-7233 and No. 33-7289.  We may have additional comments.
41. Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.
42. Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of
Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.
43. We note your disclosure on page 76 that you intend to do a "directed share offering." Provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule
134.  We may have further comments.

Material United States Federal Tax Considerations for Non-U.S.
Holders, page 80

44. Revise your opening sentence to refer to "material" rather than
"certain" tax considerations. Also eliminate the suggestions that the disclosure is "for general information only" and that the reader should consult with tax advisors. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Financial Statements

Consolidated Statements of Operation, page F-3
45. Where depreciation and amortization is excluded from lines in your "Costs and Expenses" section, please modify the title of the line to indicate the exclusion. Refer to SAB Topic 11:B. Income summaries provided elsewhere in your document should be modified in a like manner.

Segments, page F-14
46. Please provide to us your analysis of segments in accordance with
FAS 131. In particular, provide us with your analysis as to whether each of your rigs constitutes an operating segment, as contemplated by FAS 131, paragraph 10. Include in your response your internal management reports as of December 31, 2004, and March 31, 2005, as provided to your chief operation decision maker and your board of directors.

Recent Sales of Unregistered Securities, page II-2

47. Please refer us to disclosure in your financial statements regarding your January 20, 2005, issuance of membership interests to an executive officer. If you believe that no disclosure was necessary, please provide to us the details of such issuance, including how you accounted for and valued the shares. Please also provide us with a list of stock issuances that have been made or will be made prior to the offering to your executive officers and/or directors, and explain how they were or will be valued for accounting purposes.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sandy Eisen at (202) 551-3864, or Barry Stem at
(202) 551-3763, if you have any questions regarding comments on the financial statements and related matters. Please contact Melinda Kramer at (202) 551-3726 or Timothy Levenberg, Special Counsel, at
(202) 551-3707 with any other questions.

								Sincerely,




								H. Roger Schwall
								Assistant Director

cc:	Tull Florey, Esq.

	Melinda Kramer
	Timothy Levenberg
	Sandy Eisen
	Barry Stem

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Mr. Steven A. Manz
Hercules Offshore, Inc.
August 8, 2005
Page 1